Exhibit A

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (this “Agreement”) is entered into as of the 20th day of June, 2007 (the “Effective Date”), by and among ROBERT BARTLETT, an individual and resident of the State of California (“Seller”), JAMES O. POHLAD, an individual and resident of the State of Minnesota (“JOP”), ROBERT C. POHLAD, an individual and resident of the State of Minnesota (“RCP”), and WILLIAM M. POHLAD, an individual and resident of the State of Minnesota (“WMP”; and, together with JOP and RCP, the “Purchasers” and each, individually, a “Purchaser”).

W  I  T  N  E  S  S  E  T  H :

WHEREAS, Seller serves as the Executive Vice President and Chief Credit Officer of First California Financial Group, Inc., a California corporation and a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the “Company”);

WHEREAS, Seller is the holder of incentive stock options (the “Options”) to purchase 48,750 shares of the Company’s common stock, no par value per share (“Common Stock”), which Options have been awarded to Seller under the Company’s equity compensation plans;

WHEREAS, Purchasers are existing holders of shares of the Company’s capital stock;

WHEREAS, Seller and Purchasers desire to provide for the purchase and sale of the shares of Common Stock that Seller may acquire upon exercise of the Options (collectively, the “Shares”) under the circumstances and conditions set forth in this Agreement.

NOW THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.             Purchase of Common Stock Issued Upon Exercise of Options.

(a)       First Exercise and Purchase.  On or before the Effective Date, Seller shall exercise Options to purchase 39,375 shares of Common Stock (the “First Option Exercise”).  Subject to the terms and conditions of this Agreement, Seller and each Purchaser hereby covenant and agree that no later than the first business day following the Effective Date, Seller shall sell to Purchasers, and Purchasers shall purchase from Seller, the shares of Common Stock issued in connection with the First Option Exercise for a per share purchase price of $15.645 per share, and with each Purchaser obligated to purchase the following number of shares of Common Stock:

Purchaser	Number of Shares of Common Stock
JOP	13,125
RCP	13,125
WMP	13,125
Total	39,375

Purchasers shall pay the purchase price for the purchase and sale of the Common Stock pursuant to this Section 1(a) as follows: (i) payment of the exercise price for the Options subject to the First Option Exercise on Seller’s behalf to the Company and (ii) payment of the balance of the purchase price to Seller.

(b)       Second Option Exercise and Purchase.  Seller shall exercise Options to purchase 9,375 shares of Common Stock on or before February 29, 2008 (the “Second Option Exercise”).  Immediately following the Second Option Exercise, Seller shall deliver written notice to each Purchaser indicating the date of the Second Option Exercise and number of shares acquired. On the tenth business day following the one-year anniversary of the Second Option Exercise or on such other date as the parties may mutually agree, Seller shall sell to Purchasers, and Purchasers shall purchase from Seller, the shares of Common Stock issued to Seller in connection with the Second Option Exercise for a per share purchase price equal to the greater of (i) $15.645 per share and (ii) the average per share closing price of Common Stock as reported on the Nasdaq Capital Market or other applicable public exchange on which such Common Stock is traded, to the extent such Shares are so reported, during the thirty (30) calendar day period ending on the last trading day preceding the date of purchase by Purchasers of the Shares.  Appropriate adjustments shall be made in the number and class of shares to be purchased hereunder in the event of a stock dividend, stock split, reverse stock split, combination, reclassification or like change in the capital structure of the Company.  Each Purchaser shall purchase the following number of shares of Common Stock pursuant to this paragraph 1(b):

Purchaser	Number of Shares of Common Stock
JOP	3,125
RCP	3,125
WMP	3,125
Total	9,375

(c)       Closing Deliveries, Assignment and Assumption of Obligations.  In connection with each purchase and sale of Common Stock pursuant to this Section 1: (i) Seller shall sell, assign, transfer, convey and deliver to Purchasers such shares free and clear of any and all liens, charges, covenants, conditions, easements, adverse claims, demands, encumbrances, limitations, security interests, options, pledges or any other title defects or restrictions of any kind; and (ii) Seller shall make such other deliveries to Purchasers as Purchasers may reasonably deem to be necessary or desirable to consummate the transactions contemplated hereby.  In the event a Purchaser fails or is otherwise unable to perform his obligations under this Section 1 for any reason, the remaining Purchasers shall have the option of assuming and performing the obligations of the defaulting Purchaser on a pro rata basis.

2.             Company Sale Transaction.  Notwithstanding anything to the contrary in this Agreement, in the event that: (a) the Company files a Form 8-K with the Securities and Exchange Commission, in which the Company announces (i) a merger of the Company with an unrelated third party pursuant to which the shareholders of the Company would receive cash as consideration in connection with such merger, (ii) a sale of all of the outstanding shares of the Company’s capital stock to one or more third parties or (iii) a sale of all or substantially all of the assets of the Company, or (b) a person or entity has announced a tender offer for no less than a majority of the outstanding shares of the Common Stock (each, a “Company Sale Transaction”), then Seller’s obligations under this Agreement to sell any remaining Shares to Purchasers shall be suspended during the pendency of such Company Sale Transaction and (A) if such Company Sale Transaction is consummated, Seller’s obligation to sell Shares to Purchasers shall terminate in respect of any remaining Shares that Seller sells in connection with such Company Sale Transaction (or in respect of all remaining Shares if such Company Sale Transaction is structured as a sale of all or substantially all of the assets of the Company) or (B) if such Company Sale Transaction terminates without being consummated for any reason whatsoever, Seller shall be obligated to sell to Purchasers any Shares that Seller would have been required to sell to Purchasers during the pendency of such Company Sale Transaction.  In the event of a Company Sale Transaction in which Seller transfers all of his remaining Shares, this Agreement shall terminate.  This Agreement shall survive the consummation of any merger of the Company with another entity or entities other than a merger in which the Seller does not receive or retain any equity securities of the surviving entity in exchange for his Shares and/or Options (a “Non Cash-Out Merger”). In the event of a Non Cash-Out Merger: (i) all references in this Agreement to Shares, Options and Common Stock and any other instruments evidencing ownership interests or securities convertible into or exercisable for any ownership interests in the Company shall refer to the equivalent ownership interests or convertible or exercisable securities in the surviving entity; (ii) references to the Company shall mean the surviving entity; and (iii) appropriate adjustments shall be made in the number and class of shares of the surviving entity of any Non Cash-Out Merger to be purchased hereunder after giving effect to any applicable exchange ratio.

3.             Blackout Periods.  Notwithstanding anything to the contrary in this Agreement, in the event that Seller has an obligation to consummate a sale of Shares to Purchasers under this Agreement at any time that Seller is restricted from selling Shares due to applicable federal and/or state securities laws or Company policy, then Seller’s obligation under this Agreement to sell Shares to Purchasers shall be suspended until such time as such restrictions terminate or lapse, at which time Seller shall be obligated to sell such Shares to Purchasers in accordance with the terms and conditions hereof.

4.             Legend.  Each existing or replacement certificate for Shares shall bear the following legend upon its face:

“THE SALE, DELIVERY, ASSIGNMENT, GIFT, BEQUEST, DEVISE EXCHANGE OR OTHER TRANSFER OF ANY KIND, AS WELL AS ANY PLEDGE, HYPOTHECATION OR ENCUMBRANCE, OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE, IS RESTRICTED BY, AND SUBJECT TO THE TERMS AND CONDITIONS OF, A CERTAIN SECURITIES PURCHASE AGREEMENT, DATED AS OF JUNE    , 2007, BY AND AMONG THE HOLDER HEREOF AND CERTAIN OTHER PARTIES.”

5.             Successors, Assignments and Transfers; No Third-party Beneficiaries.  This Agreement and the rights and obligations of the parties hereunder shall inure to the benefit of, and be binding upon, their respective successors, assigns and legal representatives, but shall not otherwise be for the benefit of any third party.  Each Purchaser shall be entitled to assign each such Purchaser’s rights or obligations under this Agreement, in whole or in part, without the prior written consent of Seller, to another Purchaser or an affiliate.  Except as expressly contemplated hereby, Seller shall not be entitled to assign any of his rights or obligations under this Agreement without the prior written consent of each Purchaser.  Without limiting the foregoing and notwithstanding anything herein to the contrary, in the event of any involuntary transfer of Shares that is made, the transferee(s) of such Shares shall take such Shares subject to the terms and conditions of this Agreement and shall be bound by the terms and conditions of this Agreement.

6.             Notices.  Any notice required or permitted by any provision of this Agreement shall be given in writing and shall be delivered personally or by courier, or by registered or certified mail, postage prepaid, addressed to the address set forth in the signature pages hereto or such other address as Seller or a Purchaser may designate in writing from time to time.  Any notices required in connection with this Agreement shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified; (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written notification of receipt.

7.             Entire Agreement.  This Agreement contains the entire understanding of the parties hereto with respect to the subject matter hereof, supersedes all other agreements between or among any of the parties with respect to the subject matter hereof.  This Agreement shall be interpreted under the laws of the State of Minnesota without reference to conflicts of law provisions.

8.             Amendments and Waivers.  Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of Seller and Purchasers.

9.             Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10.           Section 16(b).  Notwithstanding any provision of this Agreement to the contrary, neither Purchasers nor Seller may exercise their calls or puts on the Shares, and Seller shall have no obligation to sell Shares, if as a result of such exercise or sale Seller would have liability to the Company for profits under Section 16(b) of the Securities Exchange Act of 1934, as amended.

(The Remainder of This Page Has Been Left Intentionally Blank)

IN WITNESS WHEREOF, the parties hereto have executed this Securities Purchase Agreement as of the date first written above.

/s/ Robert Bartlett	/s/ James O. Pohlad
Robert Bartlett, individually	James O. Pohlad, individually

Address for Notices:	Address for Notices:

60 South Sixth Street
Suite 3800
Minneapolis, MN 55402

/s/ Robert C. Pohlad
Robert C. Pohlad, individually

Address for Notices:

60 South Sixth Street
Suite 3800
Minneapolis, MN 55402

/s/ William M. Pohlad
William M. Pohlad, individually

Address for Notices:

60 South Sixth Street
Suite 3800
Minneapolis, MN 55402